1st
FRANKLIN
FINANCIAL
CORPORATION

QUARTERLY
REPORT TO INVESTORS
AS OF AND FOR THE
NINE MONTHS ENDED
SEPTEMBER 30, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview:

            The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) operating results and financial condition as of and for the three- and nine-month periods ended September 30, 2008 and 2007.  This analysis and the accompanying interim financial information should be read in conjunction with the audited consolidated financial statements included in the Company’s December 31, 2007 Annual Report.  Results achieved in any interim period are not necessarily reflective of the results to be expected for the full year period.

Forward Looking Statements:

            Certain information in this discussion and other statements contained in this Quarterly Report, which are not historical facts, may be forward-looking statements within the meaning of the federal securities laws.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in the interest rate environment, unexpected reductions in the size of or collectability of amounts in our loan portfolio, reduced sales or increased redemptions of our securities, unavailability of amounts under our credit facilities, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

            We are engaged in the consumer finance business, primarily in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage loans on real estate to homeowners.  As of September 30, 2008, the Company’s business was operated through a network of 246 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

            We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations. We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

            Turmoil in the financial markets has been creating considerable stress on the U.S. and other global economies during recent months.  Volatility in the stock market, combined with increasing unemployment and high commodity prices continue to indicate a possible recessionary period.  The current economic environment is one of the most challenging and volatile since we began operations in 1941.  A number of significant financial institutions and investment banks are facing economic difficulties and a few have failed.  Amid the economic instability, our Company is financially sound and our balance sheet strong.

            At September 30, 2008, the Company had $403.5 million in total assets compared to $402.5 million at December 31, 2007.  The $1.0 million increase was mainly due to an increase in investment securities held by the Company’s insurance subsidiaries.  Investment securities increased $13.1 million (17%) at September 30, 2008 compared to December 31, 2007.  During the current year, Management transferred a portion of the insurance subsidiaries’ surplus cash and cash equivalents into investment securities to maximize yields.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A significant portion of these investment securities have been designated as “available for sale” (84% as of September 30, 2008 and 77% as of December 31, 2007) with any unrealized gain or loss, net of deferred income taxes, accounted for as accumulated other comprehensive income in the equity section of the Company’s balance sheet.  The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management has both the ability and intent to hold these securities to maturity.

            Cash and cash equivalents declined $12.8 million to $17.0 million at September 30, 2008 from $29.8 million at December 31, 2007.  The majority of the decline was due to the aforementioned transfer of surplus funds into investment securities.  Funds were also used to redeem senior demand note balances upon request by investors and redemptions of maturing commercial paper.

            The Company held cash in restricted accounts of approximately $2.3 million and $2.2 million at September 30, 2008 and December 31, 2007, respectively.  These restricted accounts are held by the Company’s insurance subsidiaries in order to meet certain deposit requirements applicable to insurance companies in the State of Georgia and to meet the reserve requirements contained in the Company’s reinsurance agreements.

            Growth in the Company’s net loan portfolio has been slower this year compared to recent years as a result of the downturn in the economy.  The net loan portfolio is only slightly higher at September 30, 2008 as compared to December 31, 2007.  The Company’s business cycle for loan originations is seasonal.  The first quarter of each year is typically our slowest in terms of loan originations, followed by increases during the next two quarters and a peak during the fourth quarter.  Due to current economic uncertainties, many consumers are showing a reluctance to engage in borrowing.  In addition, Management has taken a more conservative approach this year in its loan underwriting standards which contributed to the slower growth in loan originations.  An increase in our allowance for loan losses also offset some of the increase in our net loan portfolio.  The allowance is an offset in the loan portfolio to reserve for losses which Management believes is inherent in current loans outstanding at September 30, 2008.

            Total liabilities of the Company declined $2.7 million (1%) at September 30, 2008 compared to the prior year-end.  The majority of the decline has been due to aforementioned turmoil in the financial markets which has led to a negative impact on investments in of our senior and subordinated debt securities offered to investors.  Highly publicized bank failures have caused concerns among some of our investors, and potential investors, about the safety and security of an investment in the Company’s debt securities.  Although we have never defaulted on the payment of any debt security since we began offering them to the public in 1950, some investors have elected to redeem their securities and transfer their funds to insured bank accounts.  As a result, outstanding amounts of the Company’s senior and subordinated debt securities have declined a net total of $18.9 million (7%) at September 30, 2008 compared to December 30, 2007.  The Company utilized funds available under its credit facility to offset a majority of the decrease in investor balances.   At September 30, 2008, senior and/or subordinated debt securities held by investors totaled $238.7 million.

            A decline in accrued expenses and accounts payable during the current year also contributed to the decrease in overall liabilities.  During February 2008, the Company disbursed the prior year’s annual incentive bonus and annual profit sharing contributions to employees.  Both of these disbursements had previously been accrued for as of December 31, 2007.  These disbursements were the primary cause of a $.7 million (4%) reduction in accrued expenses and other liabilities as of September 30, 2008 compared to December 31, 2007.

Results of Operations:

            The prior year was a record year for the Company in terms of revenues and asset growth, and while 2008 may not exceed the performance achieved in 2007, it is on track to be a good year, a profitable year.  Total revenues were $34.9 million and $33.2 million during the three-month periods ended September 30, 2008 and 2007, respectively, representing a $1.7 million (5%) increase. During the nine-month comparable periods, revenues were $102.8 million and $95.9 million, respectively, representing a $6.9 million (7%) increase.  Although revenues increased, higher operating costs during the 2008 periods offset the increase, resulting in lower net income.  Net income during the three-month periods ended September 30, 2008 and 2007 was $3.2 million and $4.5 million, respectively.  During the nine-month comparable periods, net income was $8.5 million and $11.9 million, respectively.

            Credit losses and higher personnel expense continue to be the primary categories contributing to higher expenses during the current year.  The continued expansion of our branch office network has also contributed to increased expenses.  Since September 30, 2007, the Company has opened 12 new branch offices and the costs associated therewith have had a negative impact on our operating results.  While each of the new branches is meeting initial expectations, Management expects that as they mature, they will add to the growth and profitability of the Company.

Net Interest Margin

            Our net interest margin increased $1.9 million (10%) and $5.8 million (10%) during the three- and nine-month periods ended September 30, 2008, respectively, compared to the same comparable periods a year ago.  The net interest margin reflects the difference between earnings on the Company’s loan and investment portfolios and interest incurred on the Company’s senior and subordinated debt.  Average net receivables were $315.3 million during the nine-month period ended September 30, 2008 as compared to $291.1 million during the same period in 2007.  The higher level of average net receivables resulted in an increase in interest income during the current year, which led to the increase in our net interest margin.

            Lower interest expense during the three- and nine-month periods just ended as compared to the same periods in 2007 also contributed to the increase in our net interest margin.  Although average debt outstanding was $271.9 million during the nine-month period ended September 30, 2008 compared to $250.5 million during the same period a year ago, average borrowing rates declined to 5.49% from 5.95%.  The lower borrowing rate resulted in interest expense decreasing $.5 million (13%) and $.3 million (2%) during the three- and nine-month periods ended September 30, 2008, respectively, compared to the same periods in 2007.

            Management projects that, based on historical results, average net receivables will grow through the remainder of the year, and earnings are expected to increase accordingly.  However, an increase in interest rates could negatively impact our interest margin.

Insurance Income

            Higher levels of credit insurance in-force held by our insurance subsidiaries led to a $.2 million (3%) and $.5 million (2%) increase in net insurance income during the three- and nine- month periods ended September 30, 2008 and 2007, respectively.  An increase in claims paid during the current year offset some of the increase in insurance income.

Provision for Loan Losses

            The provision for loan losses reflects the amount charged against earnings to increase the allowance for loan losses to a level deemed appropriate by Management to cover probable credit losses inherent in our loan portfolio.  Determining a proper allowance for loan losses is a critical accounting estimate which involves Management’s judgment on certain relevant factors, such as historical loss trends, current net charge offs, delinquency levels, bankruptcy trends and overall economic conditions.

            During the current year there has been unprecedented instability in our country’s financial system mainly due to the sub-prime mortgage meltdown. Many lending institutions extended adjustable rate loans to borrowers in past years when interest rates were at historically low levels.  A number of these adjustable rate loans have re-priced at higher interest rates and a number of borrowers are not able to afford the new payment levels and/or terms.  The Company does not believe it has any material direct exposure to these risks as we do not operate in the type of lending market and do not offer these types of real estate loans.   All real estate loans currently extended by the Company are at fixed interest rates and with fixed payments.  Notwithstanding this, and despite the Company’s efforts to evaluate its customers’ creditworthiness and ability to repay borrowings, the Company cannot provide any assurances that it will not be, directly or indirectly, affected by the increasing number of payment delinquencies and foreclosures. Certain of the Company’s customers may be borrowers on these, or similar loans from other lenders, and any increases in payment amounts or rates experienced by these customers may adversely affect their ability to make payments on any loans extended by the Company.  In addition, the Company may be exposed to an increasing number of bankruptcy filings by its customers as a result of their inability to make timely payments to other lenders.  Any of the foregoing could have a material adverse effect on the Company’s financial condition or results of operations.  Management continues to monitor the ongoing challenges facing the real estate marketplace and the creditworthiness of its own customers.

            The Company is seeing a greater impact on operating results during the current year as compared to 2007 due to aforementioned challenging economic conditions.  Rising prices for consumer goods and services appears to be putting financial pressure on our loan customers.  As a result, the Company has experienced an increase in bankruptcy filings among its loan customers and higher net charge offs to date in 2008 than in the prior year’s period.  The Company held $12.5 million in loan receivables under bankruptcy at September 30, 2008 compared to $10.6 million at September 30, 2007.  Net charges offs increased $2.3 million (17%) during the nine-month period ended September 30, 2008 compared to the same period a year ago.

            Management increased the allowance for loan losses during the nine-month period ended September 30, 2008 due to matters described above.  As a result, the provision for loan losses increased $1.1 million (20%) and $3.3 million (24%) during the three- and nine-month periods ended September 30, 2008 compared to the same comparable periods a year ago.  We continue to be watchful of credit quality issues.  Should the economic climate deteriorate from current levels, more borrowers may experience difficulty repaying loans and the level of loan delinquencies, bankruptcies and loan charge-offs could rise and require additional increases in the loan loss allowance.  Currently, we believe the allowance for loan losses is adequate to absorb actual losses.

Other Operating Expenses

            Personnel expense increased $1.2 million (12%) and $4.6 million (15%) during the three- and nine-month periods ended September 30, 2008, respectively, compared to the same periods in 2007.  Merit salary increases awarded in February and an increase in our employee base, due to new office openings, resulted in higher compensation levels during 2008.  An increase in employee health insurance claims and an increase in Company 401(k) matching contributions also contributed to higher personnel expense during the current year.

            Increases in maintenance of offices, depreciation expense on furniture and equipment, and rent expense were the main factors causing the $.3 million (14%) and $.8 million (11%) increase in occupancy expense during the three- and nine-month periods ended September 30, 2008 compared to the same periods a year ago.  The opening of new branch offices, office relocations and renewal of certain expiring leases were the underlying reasons for the increase.

            Other miscellaneous operating expenses increased approximately $1.0 million (27%) and $1.5 million (12%) during the three- and nine-month periods ended September 30, 2008, respectively, compared to the same periods a year ago.  An increase in charitable contributions, travel expenses, legal and audit fees, computer expenses, postage and training expenses are the primary causes of the increases. During the nine-month comparable period, higher advertising expenses also contributed to the increase.

Income Taxes:

            The Company has elected to be treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the shareholders of the Company, rather then being taxed at the corporate level.  Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S Corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The deferred income tax assets and liabilities are due to certain temporary differences between reported income and expenses for financial statement and income tax purposes.

            Effective income tax rates were 23% and 20% during the three-month periods ended September 30, 2008 and 2007, respectively.  During the nine-month comparable periods, income tax rates were 21% and 18%, respectively.  The higher rate experienced during the current year period was due to less income at the S Corporation level which was passed to the shareholders of the Company for tax reporting, whereas income earned at the insurance subsidiary level was taxed at the corporate level.  The S Corporation reported less income during the current period just ended as compared to the same comparable period a year ago.

Quantitative and Qualitative Disclosures About Market Risk:

            As previously discussed, interest rates have declined since September 30, 2007 resulting in lower rates being paid on borrowings during the current year.  We expect only minimal fluctuations in market interest rates during the remainder of the year, thereby minimizing the impact on our net interest margin.  Please refer to the market risk analysis discussion contained in our annual report on Form 10-K as of and for the year ended December 31, 2007 for a more detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

            As of September 30, 2008 and December 31, 2007, the Company had $17.0 million and $29.8 million, respectively, invested in cash and short-term investments, the majority of which was held by the Company’s insurance subsidiaries.

            The Company’s investments in marketable securities can be converted into cash, if necessary.  As of September 30, 2008 and December 31, 2007, the majority of the Company’s cash and cash equivalents and investment securities were maintained in its insurance subsidiaries.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to the parent company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2007, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had policyholders’ surpluses of $38.7 million and $40.6 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the parent company in 2008 without prior approval of the Georgia Insurance Commissioner is approximately $9.0 million.

            Liquidity requirements of the Company are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its receivables and securities sales, the Company has an external source of funds available under a credit agreement with Wachovia Bank, N.A. and BMO Capital Markets Financing, Inc. The credit agreement provides for unsecured borrowings of up to $50.0 million, subject to certain limitations, and is scheduled to expire on December 15, 2009.  Any amounts then outstanding will be due and payable on such date.  The credit agreement contains covenants customary for financing transactions of this type.  At September 30, 2008, the Company was in compliance with all covenants.  Available borrowings under the agreement were $16.3 million and $33.3 million at September 30, 2008 and December 31, 2007, respectively, at interest rates of 4.50% and 6.75%, respectively.

            The aforementioned turmoil in the financial markets has created liquidity challenges for many companies.  As a result of continued uncertainty in the markets and further weakening of the economy, Management is taking a proactive approach to insure adequate funding for the Company’s continued growth.  As previously mentioned, dividend payments could be made by the Company’s insurance subsidiaries to the parent company for approximately $9.0 million without prior approval from the Georgia Insurance Commissioner.  Management has requested approval from the Georgia Insurance Commissioner for the insurance subsidiaries to pay up to $35.0 million in additional dividends to the parent company.  Management is also exploring the prospect of amending the Company’s current credit facility to increase amounts available there under.  Management believes one or a combination of the aforementioned funding resources would provide sufficient liquidity for continued growth.  However, there can be no assurance that the Company will be receive permission from the Georgia Insurance Commissioner to pay additional dividends or be able to amend its credit agreement on a timely basis, on terms acceptable to us, or at all.

The Company was subject to the following contractual obligations and commitments at September 30, 2008:
	10/01/08 thru 12/31/08	2009	2010	2011	2012	2013 & Beyond	Total
	(in Millions)
Credit Line *	$ ..5	$ 35.3	$ -	$ -	$ -	$ -	$ 35.8
Bank Commitment Fee *	..1	..1	-	-	-	-	..2
Senior Notes *	46.2	-	-	-	-	-	46.2
Commercial Paper *	55.0	45.9	-	-	-	-	100.9
Subordinated Debt *	2.4	9.1	28.9	43.9	31.4	-	115.7
Operating Leases	1.4	4.0	3.2	2.2	1.4	..5	12.7
Software Service Contract **	.6	2.4	2.4	2.4	2.4	4.7	14.9
Total	$ 106.2	$ 96.8	$ 34.5	$ 48.5	$ 35.2	$ 5.2	$ 326.4

* Note: Includes estimated interest at current rates ** Note: Based on current usage

Critical Accounting Policies:

            The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s more critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserve.

Allowance for Loan Losses:

            The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.

Revenue Recognition:

            Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual precomputed account to calculate income for on-going precomputed accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's precomputed accounts are paid off or renewed prior to maturity, the result is that most of the precomputed accounts effectively yield on a Rule of 78's basis.

            Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on a loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

            The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

            The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves:

            Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previous estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

            In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new assets or liabilities to be measured at fair value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and accordingly, the Company adopted SFAS No. 157 effective January 1, 2008.  The adoption of this accounting principle did not have a material effect on its financial position, results of operations or cash flows, but did result in additional disclosures being added to the footnotes to the consolidated financial statements (See Note 4).

            In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”), which permits companies to choose to measure many financial instruments and certain other items at fair value.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company has no current plans to elect the fair value option for any specific financial instruments or other items.  Accordingly, the adoption of this accounting pronouncement as of January 1, 2008 did not have a material impact on the Company’s financial position, results of operations or cash flows.

            In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” – an amendment of FASB Statement No. 133 (“SFAS No. 161”).  SFAS No. 161 requires enhanced disclosures concerning (1) the manner in which an entity uses derivatives (and the reasons it uses them), (2) the manner in which derivatives and related hedged items are accounted for under SFAS No. 133 and interpretations thereof, and (3) the effects that derivatives and related hedged items have on an entity’s financial position, financial performance and cash flows.  The standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company does not expect SFAS 161 to have a material effect on the Company’s financial position or results of operations.

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,	December 31,
	2008	2007
	(Unaudited)
ASSETS

CASH AND CASH EQUIVALENTS ............................................	$ 17,002,627	$ 29,831,129

RESTRICTED CASH ................................................................	2,314,953	2,187,022

LOANS:

      Direct Cash Loans ..............................................................

      Real Estate Loans ...............................................................

      Sales Finance Contracts .....................................................

      Less:    Unearned Finance Charges .....................................

                  Unearned Insurance Premiums and Commissions ....

                  Allowance for Loan Losses .....................................

                        Net Loans  ......................................................

	308,133,778 24,639,020 29,347,443 362,120,241 40,808,546 22,172,718 21,835,085 277,303,892	303,678,240 25,052,160 31,747,131 360,477,531 40,720,500 23,066,730 20,035,085 276,655,216

INVESTMENT SECURITIES: Available for Sale, at fair market ........................................... Held to Maturity, at amortized cost ........................................	76,755,223 14,454,263 91,209,486	60,060,798 18,021,418 78,082,216

OTHER ASSETS ......................................................................	15,690,156	15,698,052

TOTAL ASSETS ..............................................	$ 403,521,114	$ 402,453,635

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT ........................................................................	$ 179,236,809	$ 182,372,949
ACCRUED EXPENSES AND OTHER LIABILITIES .....................	17,535,366	18,274,446
SUBORDINATED DEBT ...........................................................	93,118,230	91,965,714
Total Liabilities ..............................................................	289,890,405	292,613,109

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value .........................................	--	--

      Common Stock

            Voting Shares; $100 par value; 2,000 shares

                 authorized; 1,700 shares outstanding ........................

            Non-Voting Shares; no par value; 198,000 shares

                 authorized; 168,300 shares outstanding ....................

	170,000 --	170,000 --
Accumulated Other Comprehensive (Loss) Income ...............	(33,289)	970,603
Retained Earnings ..............................................................	113,493,998	108,699,923
Total Stockholders' Equity .............................................	113,630,709	109,840,526

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ........................	$ 403,521,114	$ 402,453,635

See Notes to Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Three Months Ended		Nine Months Ended

September 30,

September 30,

	(Unaudited)		(Unaudited)
	2008	2007	2008	2007

INTEREST INCOME	$ 24,657,652	$ 23,317,443	$ 73,147,772	$ 67,578,793
INTEREST EXPENSE	3,539,671	4,086,808	11,326,093	11,597,041
NET INTEREST INCOME	21,117,981	19,230,635	61,821,679	55,981,752

PROVISION FOR LOAN LOSSES	6,700,356	5,567,463	17,101,252	13,785,732

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	14,417,625	13,663,172	44,720,427	42,196,020

NET INSURANCE INCOME:
Premiums and Commissions Insurance Claims and Expenses	8,830,417 1,890,302 6,940,115	8,602,658 1,865,006 6,737,652	26,012,760 5,640,546 20,372,214	24,964,081 5,062,015 19,902,066

OTHER REVENUE	1,395,844	1,250,506	3,654,742	3,371,716

OTHER OPERATING EXPENSES:
Personnel Expense Occupancy Expense Other Total	11,329,497 2,694,696 4,571,558 18,595,751	10,136,704 2,364,698 3,587,091 16,088,493	36,066,034 7,879,625 14,062,048 58,007,707	31,423,856 7,121,084 12,545,060 51,090,000

INCOME BEFORE INCOME TAXES	4,157,833	5,562,837	10,739,676	14,379,802

Provision for Income Taxes	937,657	1,101,451	2,233,719	2,528,448

NET INCOME	3,220,176	4,461,386	8,505,957	11,851,354

RETAINED EARNINGS, Beginning of Period	110,569,554	104,432,919	108,699,923	97,950,753

Distributions on Common Stock	295,732	110,791	3,711,882	1,018,593

RETAINED EARNINGS, End of Period	$113,493,998	$108,783,514	$ 113,493,998	$ 108,783,514

BASIC EARNINGS PER SHARE: 170,000 shares outstanding for all periods (1,700 voting, 168,300 non-voting)	$18.94	$26.24	$50.04	$69.71

See Notes to Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended

September 30,

	(Unaudited)
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 8,505,957	$ 11,851,354

    Adjustments to reconcile net income to net cash

       provided by operating activities:

       Provision for Loan Losses

       Depreciation and Amortization

       Provision for Deferred Income Taxes

       Other, net

       Increase in Miscellaneous Assets

       (Decrease) Increase in Other Liabilities

             Net Cash Provided

	17,101,252 1,814,431 45,117 191,368 (76,644) (508,121) 27,073,360	13,785,732 1,511,344 126,643 77,651 (676,732) 788,286 27,464,278

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased Loan payments Increase in restricted cash Purchases of marketable debt securities Redemptions of marketable debt securities Fixed asset additions, net Net Cash Used	(174,399,953) 156,650,025 (127,931) (28,668,748) 14,059,500 (1,719,249) (34,206,356)	(180,500,771) 152,641,173 (164,859) (13,046,181) 10,013,100 (3,336,374) (34,393,912)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in senior debt Subordinated debt issued Subordinated debt redeemed Dividends / Distributions Net Cash Used (Provided)	(3,136,140) 19,236,549 (18,084,033) (3,711,882) (5,695,506)	(6,566,645) 28,443,120 (10,098,134) (1,018,593) 10,759,748

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(12,828,502)	3,830,114

CASH AND CASH EQUIVALENTS, beginning	29,831,129	24,028,767

CASH AND CASH EQUIVALENTS, ending	$ 17,002,627	$ 27,858,881

Cash paid during the period for: Interest Income Taxes	$ 11,482,498 2,346,456	$ 11,533,633 2,546,208

See Notes to Consolidated Financial Statements

-NOTES TO UNAUDITED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2007 and for the year then ended included in the Company's December 31, 2007 Annual Report.

In the opinion of Management of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of September 30, 2008 and December 31, 2007 and the results of its operations and cash flows for the three and nine months ended September 30, 2008 and 2007. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the nine months ended September 30, 2008 are not necessarily indicative of the results to be expected for the full fiscal year.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Recent Accounting Pronouncements:

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new assets or liabilities to be measured at fair value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and accordingly, the Company adopted SFAS No. 157 effective January 1, 2008.  The adoption of this accounting principle did not have a material effect on its financial position, results of operations or cash flows, but did result in additional disclosures being added to the footnotes to the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”), which permits companies to choose to measure many financial instruments and certain other items at fair value.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company chose not to elect the fair value option for any specific financial instruments or other items.  Accordingly, the adoption of this accounting pronouncement as of January 1, 2008 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” – an amendment of FASB Statement No. 133 (“SFAS No. 161”).  SFAS No. 161 requires enhanced disclosures concerning (1) the manner in which an entity uses derivatives (and the reasons it uses them), (2) the manner in which derivatives and related hedged items are accounted for under SFAS No. 133 and interpretations thereof, and (3) the effects that derivatives and related hedged items have on an entity’s financial position, financial performance and cash flows.  The standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company does not expect SFAS 161 to have a material effect on the Company’s financial position or results of operations.

Note 2 – Allowance for Loan Losses

An analysis of the allowance for loan losses for the nine-month periods ended September 30, 2008 and 2007 is shown in the following table:
	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 20,035,085 17,101,252 (20,231,010) 4,929,758 $ 21,835,085	$ 18,085,085 13,785,732 (17,301,576) 4,265,844 $ 18,835,085

Note 3 – Investment Securities

Debt securities available for sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities were as follows:

As of

September 30, 2008

As of

December 31, 2007

Amortized

Cost

Estimated Fair Market

Value

Amortized

Cost

Estimated Fair Market

Value

Available for Sale: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 5,342,170 71,517,172 130,316 $ 76,989,658	$ 5,396,307 70,553,643 805,272 $ 76,755,222	$ 9,015,878 49,869,070 130,316 $ 59,015,264	$ 9,081,620 50,084,797 894,381 $ 60,060,798

As of

September 30, 2008

As of

December 31, 2007

Amortized

Cost

Estimated Fair Market

Value

Amortized

Cost

Estimated Fair Market

Value

Held to Maturity: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions	$ 1,498,087 12,956,176 $ 14,454,263	$ 1,501,506 13,028,885 $ 14,530,391	$ 4,715,540 13,305,878 $ 18,021,418	$ 4,717,003 13,431,564 $ 18,148,567

Gross unrealized losses on investment securities totaled $1,208,126 and $165,724 at September 30, 2008 and December 31, 2007, respectively.  The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of September 30, 2008:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Treasury securities and obligations of U.S. government corporations and
agencies	$ 761,008	$ 6,259	$ --	$ --	$ 761,008	$ 6,259

Obligations of states and
political subdivisions	46,812,227	1,119,022	2,000,619	28,833	48,812,846	1,147,855
Total	47,573,235	1,125,281	2,000,619	28,833	49,573,854	1,154,114

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held to Maturity:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	247,551	2,450	--	--	247,551	2,450
Obligations of states and political subdivisions	2,611,895	45,771	681,883	5,791	3,293,778	51,562
Total	2,859,446	48,221	681,883	5,791	3,541,329	54,012

Overall Total	$ 50,432,681	$ 1,173,502	$ 2,682,502	$ 34,624	$ 53,115,183	$1,208,126

The table above represents 125 investments held by the Company, the majority of which are rated AAA by Standard & Poor’s, which is the highest rating given by this service.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate increases.  The total impairment was less than 2.28% of the fair value of the affected investments at September 30, 2008.  Based on the ratings of these investments, the Company’s ability and intent to hold these investments until a recovery of fair value and after considering the severity and duration of the impairments, the Company does not consider the impairment of these investments to be other-than-temporary at September 30, 2008.

The Company’s insurance subsidiaries internally designate certain investments to cover their policy reserves and loss reserves.  On June 19, 2008, the Company’s property and casualty insurance subsidiary (“Frandisco P&C”) entered into a trust agreement with Synovus Trust Company, N.A. (“Synovus”) and Voyager Indemnity Insurance Company (“Voyager”).  The trust was created to hold deposits to cover policy reserves and loss reserves of Frandisco P&C.  Voyager was designated the beneficiary of the trust which allows it to take a capital equity credit on its books for the reserve portion of Frandisco P&C’s insurance business.  In July 2008, Frandisco P&C funded the trust with approximately $20.0 million of investment securities.  This amount will change as required reserves change.  All earnings on assets in the trust are remitted to Frandisco P&C.  Any charges associated with the trust are paid by Voyager.

Note 4 – Fair Value

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new assets or liabilities to be measured at fair value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and, accordingly, the Company adopted this pronouncement effective January 1, 2008.

Under SFAS No. 157, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Company performs due diligence to understand the inputs or how the data was calculated or derived.  The Company corroborates the reasonableness of external inputs in the valuation process.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires significantly more judgment.  We use prices and inputs that are current as of the measurement date, including during periods of market dislocation.  In periods of market dislocation, the observation of prices and inputs may be reduced for many instruments.  This condition could cause an instrument to be reclassified between levels.

Assets measured at fair value as of September 30, 2008 are available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	9/30/2008	(Level 1)	(Level 2)	(Level 3)

Available-for-sale investment securities	$ 76,755,222	$ 805,272	$ 75,949,950	$ --

Note 5 – Commitments and contingencies

The Company is involved in various legal proceedings incidental to its business from time to time.  In the opinion of Management, the ultimate resolution of any such known claims or lawsuits is not expected to have a material effect on the Company's financial position, liquidity or results of operations.

Note 6 – Income Taxes

Effective income tax rates were 21% and 18% during the nine-month periods ended September 30, 2008 and 2007, respectively, and 23% and 20% during the three-month periods then ended.  The Company has elected to be treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S Corporations, as well as for the Company in Louisiana, which does not recognize S Corporation status.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to (i) certain benefits provided by law to life insurance companies, which reduce the effective tax rates and (ii) investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Note 7 – Other Comprehensive Income

Other Comprehensive income was $3.0 million and $7.5 million for the three- and nine-month periods ended September 30, 2008, respectively, as compared to $5.1 million and $12.2 million for the same periods in 2007.

Accumulated other comprehensive income consisted solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded $.2 million and $1.0 million in other comprehensive losses during the three- and nine-month periods ended September 30, 2008.  The Company recorded $.6 million and $.4 million in accumulated other comprehensive gains in each of the respective prior year periods.

Note 8 – Line of Credit

The Company has an external source of funds through available borrowings under a credit agreement. The credit agreement provides for maximum borrowings of $50.0 million or 80% of the Company’s net finance receivables (as defined in the credit agreement), whichever is less.  The Company’s credit agreement has a commitment termination date of December 15, 2009 and contains covenants customary for financing transactions of this type.  At September 30, 2008, the Company was in compliance with all covenants.  Available borrowings under the agreement were $16.3 million and $33.3 million at September 30, 2008 and December 31, 2007, respectively.

Note 9 – Related Party Transactions

The Company engages from time to time in other transactions with related parties.  Please refer to the disclosure contained under the heading “Certain Relationships and Related Transactions” contained  in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2007 for additional information on related party transactions.

Note 10 - Segment Financial Information

The Company has six reportable segments.  Division I through Division V and Division VII.  Each segment is comprised of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I is comprised of offices located in South Carolina.  Offices in North  Georgia comprise Division II, Division III is comprised of offices in South Georgia, and Division VII is comprised of offices in West Georgia ..  Division IV represents our Alabama offices and Tennessee, and our offices in Louisiana and Mississippi encompass Division V.  Division VI is reserved for future use.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

The following table summarizes assets, revenues and profit by business segment.  A reconciliation to consolidated net income is also provided.

	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	Total
	(in Thousands)
Segment Revenues:
3 Months ended 9/30/08	$ 4,237	$ 4,909	$ 6,513	$ 5,743	$ 5,362	$ 5,422	$32,186
3 Months ended 9/30/07	3,883	4,553	6,575	5,480	5,111	5,176	30,778
9 Months ended 9/30/08	12,432	14,499	19,492	17,193	16,039	16,025	95,680
9 Months ended 9/30/07	11,316	13,047	19,542	15,901	14,633	15,081	89,520
Segment Profit:
3 Months ended 9/30/08	$ 564	$ 1,723	$ 2,005	$ 1,519	$ 1,348	$ 1,887	$9,046
3 Months ended 9/30/07	590	1,717	2,222	1,811	1,568	1,975	9,883
9 Months ended 9/30/08	1,921	5,284	6,351	4,786	4,741	6,000	29,083
9 Months ended 9/30/07	1,750	4,742	7,110	5,691	4,455	5,698	29,446
Segment Assets:
9/30/08	$ 40,915	$48,548	$ 64,174	$ 63,163	$ 45,440	$ 54,099	$316,339
9/30/07	38,373	44,111	63,927	57,837	43,752	50,768	298,768

			3 Months Ended 9/30/08 (in 000's)	3 Months Ended 9/30/07 (in 000's)	9 Months Ended 9/30/08 (in 000's)	9 Months Ended 9/30/07 (in 000's)
Reconciliation of Profit:
Profit per segments			$ 9,046	$ 9,883	$ 29,083	$ 29,446
Corporate earnings (losses) not allocated			2,697	2,392	7,135	6,394
Corporate expenses not allocated			(7,585)	(6,713)	(25,478)	(21,461)
Income taxes not allocated			(938)	(1,101)	(2,234)	(2,528)
Net income			$ 3,220	$ 4,461	$ 8,506	$ 11,851

BRANCH OPERATIONS

Ronald E. Byerly ......	Vice President
Dianne H. Moore ......	Vice President
Ronald F. Morrow .....	Vice President
J. Patrick Smith, III ...	Vice President
Virginia K. Palmer ....	Vice President
Michael J. Whitaker ..	Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Loy Davis	Sharon Langford	Marty Miskelly
Bert Brown	Glenn Drawdy	Jeff Lee	Larry Mixson
Keith Chavis	Patricia Dunaway	Mike Lee	Mike Olive
Joe Cherry	Shelia Garrett	Tommy Lennon	Hilda Phillips
Janice Childers	Brian Gray	Jimmy Mahaffey	Henrietta Reathford
Rick Childress	Harriet Healey	John Massey	Michelle Rentz
Bryan Cook	Jack Hobgood	Judy Mayben	Gaines Snow
Jeremy Cranfield	Jerry Hughes	Brian McSwain	Marc Thomas
Joe Daniel	Judy Landon	Roy Metzger	Lynn Vaughan

BRANCH OPERATIONS

ALABAMA

Adamsville	Bessemer	Enterprise	Huntsville(2)	Opp	Scottsboro
Albertville	Center Point	Fayette	Jasper	Oxford	Selma
AlexanderCity	Clanton	Florence	Moody	Ozark	Sylacauga
Andalusia	Cullman	FortPayne	Moulton	Pelham	Troy
Arab	Decatur	Gadsden	Muscle Shoals	Prattville	Tuscaloosa
Athens	Dothan(2)	Hamilton	Opelika	Russellville (2)	Wetumpka

GEORGIA

Adel	Canton	Dahlonega	Glennville	Madison	Statesboro
Albany	Carrollton	Dallas	Gray	Manchester	Stockbridge
Alma	Cartersville	Dalton	Greensboro	McDonough	Swainsboro
Americus	Cedartown	Dawson	Griffin(2)	Milledgeville	Sylvania
Athens(2)	Chatsworth	Douglas(2)	Hartwell	Monroe	Sylvester
Bainbridge	Clarkesville	Douglasville	Hawkinsville	Montezuma	Thomaston
Barnesville	Claxton	East Ellijay	Hazlehurst	Monticello	Thomson
Baxley	Clayton	Eastman	Helena	Moultrie	Tifton
Blairsville	Cleveland	Eatonton	Hinesville (2)	Nashville	Toccoa
Blakely	Cochran	Elberton	Hogansville	Newnan	Valdosta(2)
Blue Ridge	Colquitt	Fitzgerald	Jackson	Perry	Vidalia
Bremen	Commerce	Flowery Branch	Jasper	Pooler	Villa Rica
Brunswick	Conyers	Forsyth	Jefferson	Richmond Hill	Warner Robins
Buford	Cordele	FortValley	Jesup	Rome	Washington
Butler	Cornelia	Gainesville	LaGrange	Royston	Waycross
Cairo	Covington	Garden City	Lavonia	Sandersville	Waynesboro
Calhoun	Cumming	Georgetown	Lawrenceville	Savannah	Winder

LOUISIANA

Alexandria	DeRidder	Houma	Marksville	New Iberia	Prairieville
Bossier City	Eunice	Jena	Minden	Opelousas	Slidell
Crowley	Franklin	Lafayette	Morgan City	Pineville	Ruston*
Denham Springs	Hammond	Leesville	Natchitoches

BRANCH OPERATIONS

(Continued)

MISSISSIPPI

Batesville	Columbus	Hattiesburg	Jackson	New Albany	Ripley
Bay St. Louis	Corinth	Hazlehurst	Kosciusko	Newton	Senatobia
Booneville	Forest	Hernando	Magee	Oxford	Starkville
Brookhaven	Grenada	Houston	McComb	Pearl	Tupelo
Carthage	Gulfport	Iuka	Meridian	Picayune	Winona
Columbia

SOUTH CAROLINA

Aiken	Cheraw	Florence	Lexington	North Charleston	Summerville
Anderson	Chester	Gaffney	Lugoff	North Greenville	Sumter
Barnwell	Clemson	Greenville	Manning	Orangeburg	Union
Batesburg- Leesvile	Columbia	Greenwood	Marion	Rock Hill	Walterboro
Boiling Springs	Conway	Greer	Moncks Corner	Seneca	Winnsboro
Cayce	Dillon	Lancaster	Newberry	Simpsonville	York
Charleston	Easley	Laurens	North Augusta	Spartanburg

TENNESSEE

Athens	Elizabethton	Johnson City *	Kingsport	Lenoir City	Sparta
Bristol

______________________
* Opened November 2008

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation	C. Dean Scarborough Realtor

Ben F. Cheek, IV Vice Chairman 1st Franklin Financial Corporation	Dr. Robert E. Thompson Retired Physician

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Keith D. Watson Vice President and Corporate Secretary Bowen & Watson, Inc.

John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

J. Michael Culpepper Executive Vice President and Chief Operating Officer

C. Michael Haynie Executive Vice President - Human Resources

Kay S. Lovern Executive Vice President – Strategic and Organization Development

Chip Vercelli Executive Vice President – General Counsel

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303